UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SmartStop Self Storage REIT, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

83192D105

(CUSIP Number)

H. Michael Schwartz

Chief Executive Officer

SmartStop Self Storage REIT, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(949) 429-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michael K. Rafter, Esq.

Erin Reeves McGinnis, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

August 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83192D105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) H. Michael Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 10,460,295(1)
	8.	Shared Voting Power 176,812(2)
	9.	Sole Dispositive Power 10,460,295(1)
	10.	Shared Dispositive Power 176,812(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,637,107(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.94%(4)
14.	Type of Reporting Person IN

CUSIP No. 83192D105

(1)

Represents (i) 483,224 shares of Class A Common Stock (as defined in Item 1 hereto) of the Issuer (as defined in Item 1 hereto), of which 100 shares are owned by SmartStop OP Holdings, LLC (“SOH”) and 483,124 shares are owned by Strategic 1031, LLC (“Strategic 1031”), as to which the Reporting Person (as defined in Item 2 hereto) has voting and dispositive power; (ii) 386,289 Class A limited partnership units (the “OP Units”) of SmartStop OP, L.P., the Issuer’s operating partnership (the “Operating Partnership”), of which (a) 116 units are directly owned by the Reporting Person, (b) 386,100 units are owned by SS Growth Advisor, LLC (“SS Growth Advisor”), and (c) 73 units are owned by SS Toronto REIT Advisors, LLC (“SS Toronto REIT Advisors”), as to which the Reporting Person has voting and dispositive power; and (iii) 9,590,782 Class A-1 limited partnership units of the Operating Partnership (“Class A-1 Units”) owned by SOH, as to which the Reporting Person has voting and dispositive power. OP Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares. Class A-1 Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares.

(2)

Represents (i) 87,946 shares of Class A Common Stock held by a family trust, as to which the Reporting Person has shared voting and dispositive power; and (ii) 88,866 vested long-term incentive plan units (“LTIP Units”) of the Operating Partnership held by a family trust, as to which the Reporting Person has shared voting and dispositive power. Vested LTIP Units are convertible into OP Units on a one-for-one basis.

(3)

Represents an aggregate of (i) 571,170 shares of Class A Common Stock; (ii) 386,289 OP Units; (iii) 9,590,782 Class A-1 Units; and (iv) 88,866 vested LTIP Units. Does not include (i) 29,315 unvested shares of restricted stock representing underlying shares of Class A Common Stock; (ii) 271,581 unvested time-based LTIP Units; or (iii) 240,298 unvested performance-based LTIP Units, in each case which were issued to the Reporting Person under the Issuer’s Employee and Director Long-Term Incentive Plan, as they do not vest within 60 days of August 9, 2022. Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.

(4)

The Reporting Person’s percentage ownership is based on (i) approximately 96,942,611 shares of common stock outstanding as of August 9, 2022, and (ii) approximately 10,065,937 limited partnership units of the Operating Partnership which includes, with respect to the Reporting Person only, units that are, or will be within 60 days, vested, outstanding, and convertible into common stock of the Company.

CUSIP No. 83192D105

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on September 3, 2021 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on December 10, 2021 (“Amendment No. 1”), and relates to the Class A common stock (the “Class A Common Stock”), $0.001 par value per share, of SmartStop Self Storage REIT, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 10 Terrace Road, Ladera Ranch, California 92694. Information contained in the Original Statement, as amended by Amendment No. 1, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment No. 2.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended to add the following statements:

This Amendment No. 2 is being filed to report that, on August 9, 2022, 1,094,434 Class A-2 limited partnership units (“Class A-2 Units”) of the Operating Partnership held by SOH converted into 1,094,434 Class A-1 Units pursuant to the achievement of the third tier of earnout consideration received in connection with the self administration transaction entered into on June 28, 2019, with such third tier also being the final tier for such earnout consideration.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended to read as follows:

(a)    The Reporting Person is deemed to beneficially own an aggregate of 10,637,107 shares of Class A Common Stock, as follows (i) 571,170 shares of Class A Common Stock; (ii) 386,289 OP Units; (iii) 9,590,782 Class A-1 Units; and (iv) 88,866 vested LTIP Units, which represents beneficial ownership of approximately 9.94% of the Issuer’s outstanding common stock. The Reporting Person’s percentage ownership is based on (i) approximately 96,942,611 shares of common stock outstanding as of August 9, 2022, and (ii) approximately 10,065,937 limited partnership units of the Operating Partnership which includes, with respect to the Reporting Person only, units that are, or will be within 60 days, vested, outstanding, and convertible into common stock of the Company.

The above does not include (i) 29,315 unvested shares of restricted stock representing underlying shares of Class A Common Stock; (ii) 271,581 unvested time-based LTIP Units; or (iii) 240,298 unvested performance-based LTIP Units, in each case which were issued to the Reporting Person under the Issuer’s Employee and Director Long-Term Incentive Plan, as they do not vest within 60 days of August 9, 2022.

(b)    The Reporting Person has sole power to vote and dispose of 10,460,295 securities, which is comprised of (i) 483,224 shares of Class A Common Stock, of which 100 shares are owned by SOH and 483,124 shares are owned by Strategic 1031, as to which the Reporting Person has voting and dispositive power; (ii) 386,289 OP Units, of which (a) 116 units are owned directly by the Reporting Person and (b) 386,100 units are owned by SS Growth Advisor and 73 units are owned by SS Toronto REIT Advisors, as to which the Reporting Person has voting and dispositive power; and (iii) 9,590,782 Class A-1 Units owned by SOH, as to which the Reporting Person has voting and dispositive power.

The Reporting Person has shared power to vote and dispose of 176,812 securities, which is comprised of (i) 87,946 shares of Class A Common Stock held by a family trust, as to which the Reporting Person has shared voting and dispositive power; and (ii) 88,866 vested LTIP Units held by a family trust, as to which the Reporting Person has shared voting and dispositive power.

CUSIP No. 83192D105

Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.

(c)    None.

(d)    Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended to read as follows:

The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety. Of the shares of Class A Common Stock beneficially owned by Mr. Schwartz (including the OP Units, LTIP Units, and Class A-1 Units reported herein), 386,100 OP Units, 9,590,782 Class A-1 Units, and 483,124 shares of Class A Common Stock are pledged by SS Growth Advisor, SAM (the sole owner of SOH), and Strategic 1031, respectively, to KeyBank National Association in connection with a loan.

CUSIP No. 83192D105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 10, 2022

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz